UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



DIVISION OF
CORPORATION FINANCE





05002725

January 25, 2005



RECD S.E.C.
JAN 2 6 2005
1086

Marie Louise Weber
Assistant General Counsel
Verizon Communications Inc.
1095 Avenue of the Americas
Room 3871
New York, NY 10036

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/25/2005

Re: Verizon Communications Inc.
Incoming letter dated December 22, 2004

Dear Ms. Weber:

This is in response to your letter dated December 22, 2004 concerning the shareholder proposal submitted to Verizon by the National Legal and Policy Center. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: National Legal and Policy Center
107 Park Washington Court
Falls Church, VA 22046

1095 Avenue of the Americas
Room 3871
New York, NY 10036
Tel 212 395-6256
Fax 212 575-6386



Mary Louise Weber
Assistant General Counsel

December 22, 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2005 Annual Meeting
Shareholder Proposal of the National Legal and Policy Center

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation (the "Verizon"), pursuant to Rule 14a-8(j) under the Securities Act of 1934, as amended. Verizon has received a shareholder proposal and supporting statement (the "Proposal") from the National Legal and Policy Center (the "Proponent"), for inclusion in the proxy materials to be distributed by Verizon in connection with its 2005 annual meeting of shareholders (the "2005 proxy materials"). For the reasons stated below, Verizon intends to omit the Proposal from its 2005 proxy materials.

Pursuant to Rule 14a-8(j)(2), enclosed are six copies of (i) this letter and (ii) the Proposal submitted by the Proponent attached hereto as Exhibit A. A copy of this letter is also being sent to the Proponent as notice of Verizon's intent to omit the Proposal from Verizon's 2005 proxy materials.

I. Introduction.

On November 15, 2004, Verizon received a letter from the Proponent containing the following proposal:

RESOLVED, shareholders request the Board of Directors to establish a policy precluding future financial support of Jesse Jackson, the Citizenship Education Fund, Rainbow/Push Coalition, and/or any other nonprofit organization founded, headed or primarily identified with Jesse Jackson.

Verizon believes that the Proposal may be properly omitted from its 2005 proxy materials on the following grounds, each of which is discussed in detail below:

- the Proposal may be excluded under Rule 14a-8(i)(7) because it deals with a matter relating to the company's ordinary business operations (contributions to specific types of organizations); and

- the Proposal may be excluded under Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance against a third party.

Verizon respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action against the Verizon if Verizon omits the Proposal in its entirety from its 2005 proxy materials.

II. Bases for Excluding the Proposal.

A. The Proposal May Be Omitted Under Rule 14a-8(i)(7) Because It Deals With a Matter Relating to Verizon's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if it deals with a matter relating to the company's ordinary business operations. The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998). This general policy reflects two central considerations: (i) "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 21, 1998). We believe that decisions about the recipients, timing and amounts of charitable contributions are decisions that fit precisely within the scope of the ordinary business exclusion.

Verizon' s involvement with The Rainbow Push Citizenship Education Fund has been primarily through the Verizon Foundation. The Verizon Foundation, the philanthropic arm of Verizon, has a well-established history of providing grants to charitable and nonprofit agencies that serve the needs of diverse communities. The Foundation provides grants only to bona fide 501(c)(3) nonprofit organizations as qualified by the Internal Revenue Service -- and not to individuals. In 2004, the Foundation provided competitive grants totaling $40,000 to the Rainbow Push:

Citizenship Education Fund, a 501(c)(3) nonprofit organization, for the group's Wall Street Project economic summit which focused on youth education, community development and literacy initiatives. The Foundation applied the same criteria to determine the level of support for this organization as it did for all applicants, including the many organizations that received significantly more funding. The Foundation's guidelines are based solely on merit.

Corporate charitable giving is a well-recognized, important business activity engaged in on a regular basis by most major public companies, as well as by smaller businesses. Like many companies, Verizon believes that the day-to-day management of its corporate charitable programs is most efficiently handled by the Foundation, which is in the best position to select recipients and determine the size and timing of particular contributions.

The Proposal does not seek to eliminate corporate charitable contributions as a policy matter. Rather it seeks to eliminate contributions to one or more specific non-profit organizations. The Proponent, therefore, clearly seeks to "micro-manage" the process of selecting recipients of grants.

The Staff has consistently taken the position that a company's designation of specific recipients of its charitable contributions constitutes "ordinary business operations." See Juniper Networks, Inc. (Jan. 28, 2004), General Motors Corporation (March 11, 2003), SBC Communications Inc. (Dec. 26, 2002), Morgan Stanley (Dec. 23, 2002), Lucent Technologies Inc. (Nov. 18, 2002), Aetna Inc. (February 23, 2002), Comerica Inc. (Apr. 17, 2000) and Delta Airlines Inc. (Jul. 29, 1999). Verizon believes that the Proposal may similarly be excluded since it expressly seeks to preclude designation of specific recipients of the Foundation's charitable contributions.

B. The Proposal May Be Omitted Under Rule 14a-8(i)(4) Because It Relates to the Redress of a Personal Grievance Against a Third Party.

Rule 14a-8(i)(4) permits a company to omit a shareholder proposal from its proxy materials "if the proposal relates to the redress of a personal claim or grievance against the company or any other person or if it is designed to ...further a personal interest which is not shared by other shareholders at large."(emphasis added) The Commission has stated, "[A] proposal, despite its being drafted in such a way that it might relate to matters which may be of general interest to all security holders, properly may be excluded under paragraph (c)(4) [now, (i)(4)], when it is clear from the facts presented by the issuer that the proponent is using the proposal as a tactic designed to redress a personal grievance." Exchange Act Release 34-19135 (October 14, 1982).

The Proponent is clearly using the Proposal as a tactic designed to redress a personal grievance against Jesse Jackson and further it own political interests.

According to its website, www. nlpc.org, the Proponent has launched a vigorous campaign against corporations that have made charitable contributions or otherwise financially supported organizations affiliated with Jesse Jackson. As part of the campaign against Jesse Jackson, the Proponent has filed an IRS complaint against the Citizen's Education Fund, issued numerous press releases denouncing various corporations' relationships with Jesse Jackson and advocated a negative letter-writing campaign directed at the chief executive officers of certain corporations which have made charitable contributions to the Citizen's Education Fund.

Further evidence of the Proponent's motives came to light during an interview on December 1, 2004, that Peter Flaherty, the president of the National Legal and Policy Center, gave to Bill O'Reilly on the Fox News Channel's show, "The O'Reilly Factor." In the course of that interview, Flaherty stated, "Jackson's been picking on corporate America for 20-30 years... What we are doing [by submitting the Proposal to Verizon] is turning the tables on Jesse Jackson. It's time for shareholders in major American companies, who have differing views on these issues, to become active and to exercise their rights as shareholders." The transcript of the interview is posted on the Proponent's website at www. nlpc.org.

Clearly, the Proponent has submitted the Proposal to raise awareness of the Proponent's organization and its campaign against Jesse Jackson. It is our view that these personal and political interests are not shared by other shareholders at large.

III. Conclusion.

Verizon believes that the Proposal may be omitted from the 2005 proxy materials pursuant to Rule 14a-8(i)(7) because (i) specific decisions about charitable contributions are within the scope of Verizon's ordinary business operations as interpreted in the no-action letters cited above and (ii) the Proposal is clearly a tactic intended to redress a personal grievance against a third party and further a personal interest which is not shared by other shareholders at large.

Kindly acknowledge receipt of the letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed, stamped envelope. If you have any questions with respect to this matter, please telephone me at (212) 395-6256.

Very truly yours,



Mary Louise Weber
Assistant General Counsel

Enclosure
cc: National Legal and Policy Center
107 Park Washington Court
Falls Church, VA 22046

RESOLVED, shareholders request the Board of Directors to establish a policy precluding future financial support of Jesse Jackson, the Citizenship Education Fund, Rainbow/PUSH Coalition, and/or any other nonprofit organization founded, headed or primarily identified with Jesse Jackson.

SUPPORTING STATEMENT

Verizon Communications, Inc. (the Company) is a major financial supporter of Jesse Jackson's nonprofit organizations including the so-called Citizenship Education Fund and the Rainbow/PUSH Coalition.

Jesse Jackson has made statements that are offensive in the opinion of many Company shareholders, employees, business partners and customers. Jackson accused President Bush of pursuing the "ideology of the Confederacy." (CNSNews.com, October 14, 2004.) Jackson stated, "Democracy as we know it did not begin in Philadelphia, where a bunch of white men wrote the laws." (Speech at Michigan State University, quoted in *The Washington Times,* September 16, 2002.) Of Bush's election Jackson stated, "He would preside but not govern because he took this by Nazi tactics." (Fox News Channel, interviewed by Rita Cosby, December 11, 2000.) Jackson referred to Jews as "hymies" and New York City as "Hymietown." (*The Washington Post*, February 13, 1984.)

The Company's relationship with Jesse Jackson creates controversy and impacts the Company's corporate image, brands and reputation. The news media has critically examined the relationship and will continue to do so as long as the Company is publicly identified with Jackson.

In order to demonstrate a sincere commitment to diversity, rather than supporting Jesse Jackson, the Company should support individuals and organizations that promote genuine civil rights and economic empowerment.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 25, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 22, 2004

The proposal requests that the board establish a policy precluding future financial support of Jesse Jackson, the Citizenship Education Fund, Rainbow/PUSH Coalition, and any other nonprofit organization primarily identified with Jesse Jackson.

There appears to be some basis for your view that Verizon may exclude the proposal under rule 14a-8(i)(7), as relating to Verizon's ordinary business operations (i.e., contributions to specific organizations). Accordingly, we will not recommend enforcement action to the Commission if Verizon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Verizon relies.

Sincerely,



Robyn Manos
Special Counsel